August 21, 2018

Sunil Bhonsle
Chief Executive Officer
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

       Re: Titan Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed August 14, 2018
           File No. 333-226841

Dear Mr. Bhonsle:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Sunil Bhonsle
Titan Pharmaceuticals, Inc.
August 21, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameSunil Bhonsle
                                                             Division of
Corporation Finance
Comapany NameTitan Pharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
August 21, 2018 Page 2
cc:       Fran Stoller, Esq.
FirstName LastName